Exhibit 1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA, MAY 18, 2005

BAYTEX ENERGY TRUST ANNOUNCES AN

$80 MILLION CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE

FINANCING

Baytex Energy Trust (TSX-BTE.UN) is pleased to announce that it has entered into a bought deal financing agreement with a syndicate of underwriters led by TD Securities Inc. pursuant to which the syndicate has agreed to purchase $80 million principal amount of Convertible Unsecured Subordinated Debentures (the “Debentures”) with a coupon rate of 6.5% per annum payable semi-annually on June 30 and December 31, commencing June 30, 2005.  The Debentures will mature on December 31, 2010 (“Maturity”) and will be convertible at the holder’s option into Units of Baytex at any time prior to the close of business on the earlier of Maturity and the business day immediately preceding the date fixed for redemption at a conversion price of $14.75 per Unit.

Baytex has granted the underwriters an option, exercisable in whole or in part until 48 hours prior to closing of the offering, to purchase up to an additional $20 million principal amount of the Debentures at the same offering price.  The offering is scheduled to close on June 3, 2005, subject to regulatory approval.  The net proceeds of the offering will be used to reduce outstanding bank indebtedness and for general corporate purposes.

The securities offered will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

Forward Looking Statements

Certain statements in this press release are forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors, many of which are beyond the control of Baytex. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Dan Belot, Vice-President, Finance & C.F.O.	Telephone: (403) 267-0784
Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca

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